October 12, 2010

Via Edgar and Facsimile
Mr. Brian R. Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:	ACL Semiconductors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
and Amendment No. 1 and Amendment No. 2
Filed on April 15, 2010, April 22, 2010 and September 22, 2010
File No. 000-50140

Dear Mr. Cascio:

With respect to the letter dated October 5, 2010 (the “Comment Letter”), which you sent on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and Amendment No. 1 (the “2009 10-K/A”) and Amendment No. 2 (the “2009 10-K/A-2) of ACL Semiconductors Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.

Note 15. Restatements, page F-33

1.

We refer to your response to prior comment 10. We see that you restated to reverse real property impairment originally recognized in 2008. We further see that the amended filings appear to attribute the restatement to a misapplication of guidance related to fair values. Under FASB ASC 360-10-35-17 (and under your accounting policy in Note 2), impairment of real property is recognized when the carrying amount is (1) not recoverable and (2) exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Further, an impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. To help us better understand your disclosure, please respond to the following:

	•	Tell us more clearly how you applied FASB ASC 360-10-35-17 in the initial judgment and subsequently revised judgment regarding the impairment charge. Tell us how you tested the underlying assets for recoverability.

	•	In any relevant future filings, please revise the description of the reasons for the restatement to better connect your explanation to your disclosed accounting policy and the cited guidance. For instance, if true, clarify that there was no shortfall of estimated future undiscounted cash flows at the time the assets were tested for impairment in 2008.

     In the initial filing, the Company did not consider the effects of ASC 360-10-35-17 and did not perform undiscount cash flow test. Impairment was made due to a temporary market fluctuation that lead to the management believing that the impairment was permanent. Therefore, the Company included the impairment.

     The rental income and fair rent on the real property did not have fundamental changes at that period of time. Moreover parts of the properties were being occupied by the Company. Therefore, the cash inflow should not have had significant changes if we look at the actual rental collected from third parties and fair rent collected from the Company itself. When we performed a five year estimated future undiscounted cash flow test, the actual rent and fair rent will be the cash inflow and related expenses, such as interest and real estate tax will be cash out-flow, and the undiscount cash flow is greater than the real property temporary impairment amount.

     The undiscounted cash flow test according to ASC 360-10-35-17 indicated that the impairment loss under measurement as the amount by which the carrying amount of a real property would be recoverable and did not exceed its fair value. Moreover, there was no short-fall in estimated future undiscounted cash flow. We will disclose and clarify that there was no shortfall in estimated future undiscounted cash flow in the future filing.

Form 10-Q for the quarter ended June 30, 2010

Consolidated Statements of Cash Flows, page 4

2.

We refer to your response to prior comment 27. While you indicate that your accounting policy for inventory impairment is consistent with SAB Topic 5- BB and FASB ASC 330-10-35-14, the cash flow statement presentation of what you characterize as a “reserve” does not appear consistent with the underlying accounting theory, which indicates that impairment charges establish a new cost basis for impaired inventory. In that regard, while impairment charges are non-cash charges that should be shown as a reconciling item in the operating section of the cash flow statement, when material, reductions in the “reserve” should be netted with the change in the carrying amount of inventory because impairment charges establish a new cost basis for impaired inventory. Please appropriately revise in future filings.

     The ARB 43 Footnote 2 which under SAB Topic 5-BB interpretation that inventory write-down to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances and the ASC 330-10-35-14 states that goods being written down below cost should be considered the cost for subsequent accounting purposes. Both of them emphasized that the reduced cost will be considered as new cost basis for subsequent accounting amount and cannot be marked up again for subsequent changes.

     The Company will provide an inventory impairment reserve to reconcile this in the future filings. In prior year filing, the inventory impairments reserves were not a material amount and did not produce significant effects to the financial position or statements of earnings or cash flow in the financial statements disclosure. In case the Company will provide material inventory impairment reserves in the future, the Company will net the reserve against the carrying amount of inventory to comply with the applicable accounting standards.

Note 2. Summary of Significant Accounting Policies
(i) Inventories, page 10

3.	We refer to your response to prior comment 27. In future filings please also disclose how your accounting policy for inventory impairment is consistent with SAB Topic 5-BB and FASB ASC 330-10-35-14. That is, expand to disclose that inventory impairment charges establish a new cost basis for impaired inventory for subsequent accounting purposes.

     As stated in response 2, the Company will provide expanded disclosure about inventory impairment and the new cost basis in the future filings.

Note 3. Inventories, page 15

4.	We see the amount reported on the balance sheet as “Inventories, net” differs from the total of the detail in Note 3. Please make any necessary revisions in future filings.

     We will make the necessary revisions in future filings as it pertains to the “Inventories, net” item in our balance sheets and in Note 3.

In connection with our responses to your comments, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please contact me or our legal counsel, Brian Lee, Esq. at Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Chung-Lun Yang

Chung-Lun Yang